April 16, 2026

E. Will Gray II
Chief Executive Officer
New ERA Energy & Digital, Inc.
200 N. Loraine Street, Suite 1324
Midland, Texas 79701

        Re: New ERA Energy & Digital, Inc.
            Registration Statement on Form S-3
            Filed April 10, 2026
            File No. 333-294990
Dear E. Will Gray II:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Katherine Terrell Frank